     THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON DECEMBER 16, 1996
             PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549



                                SCHEDULE 13D
                               (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. __)1

                                Zynaxis, Inc.
                              (Name of Issuer)

                   Common Stock, $0.01 par value per share
                       (Title of Class of Securities)

                                  989864103
                                (CUSIP Number)

                               Mark W. Reynolds
                               CytRx Corporation
                154 Technology Parkway, Technology Park/Atlanta
                           Norcross, Georgia  30092
                                (770) 368-9500
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 6, 1996
            (Date of Event Which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of  83 Pages)


   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  989864103                  13D                    Page 2 of 83 Pages

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       CytRx Corporation
                                       I.R.S. Identification No. 58-1642740

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

                                       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                       [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    7   SOLE VOTING POWER

    8   SHARED VOTING POWER

                                       2,092,608 shares*

    9   SOLE DISPOSITIVE POWER

    10  SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,092,608 shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
                                       [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       15.7%

14  TYPE OF REPORTING PERSON
                                       CO


 * The number of shares and percentage indicated are the numbers of votes to be cast and percentage of votes to be cast pursuant to voting agreements with the reporting person entered into on December 6, 1996, and described in Item 4 of this report. The reporting person expressly disclaims beneficial ownership of any of the shares of common stock of the registrant as to which it may be deemed to share voting power pursuant to the voting agreements.

                              (Page 2 of 83 Pages)

Item 1.  Security and Issuer.

   This statement relates to the Common Stock of Zynaxis, Inc. ("Zynaxis"), par value $0.01 per share ("Common"). Zynaxis is a Pennsylvania corporation whose principal executive offices are located at 371 Phoenixville Pike, Malvern, Pennsylvania 19355.

Item 2.  Identity and Background.

   This statement is being filed by CytRx Corporation ("CytRx"). CytRx's principal business is the development and commercialization of pharmaceutical related products and services including human therapeutics. The address of CytRx's principal business and principal executive office is 154 Technology Parkway, Technology Park/Atlanta, Norcross, Georgia 30092 ("CytRx").

   To the best of CytRx's knowledge, during the last five years, neither CytRx nor any of its directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has CytRx or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Attached hereto as Exhibit 1 and incorporated in this Item 2 by this reference is certain additional information concerning the directors and executive officers of CytRx.

Item 3.  Source and Amount of Funds or Other Consideration.

   Because the nature of CytRx's deemed beneficial ownership of shares of Common is limited to the terms of the Voting Agreements described herein, this item is inapplicable.

Item 4.  Purpose of Transaction.

   In order to facilitate the approval by the shareholders of Zynaxis of the transactions contemplated by an Agreement and Plan of Merger and Contribution dated as of December 6, 1996 (the "Merger Agreement") among CytRx, Vaxcel, Inc., a Delaware corporation and a wholly-owned subsidiary of CytRx ("Vaxcel"), Vaxcel Merger Subsidiary, Inc., a Georgia corporation and a wholly-owned subsidiary of Vaxcel ("Vaxcel Merger Sub"), and Zynaxis, CytRx entered into Shareholder Voting Agreements (the "Voting Agreements") with persons holding an aggregate of 1,382,608 shares of Common and 355,000 shares of Series A Convertible Preferred Stock ("Convertible Preferred") of Zynaxis. Pursuant to the Voting Agreements, such shareholders agreed to vote shares of Common and Convertible Preferred held by them in favor of approval of the transactions contemplated by the Merger Agreement at every meeting of the shareholders of Zynaxis at which such matters are considered and at every adjournment thereof and against alternative proposals. Except as provided by law, or in connection with the election of directors, the holders of Convertible Preferred vote together with the holders of Common as a single class, with each holder of Convertible Preferred being entitled to the number of votes equal to the number of shares of Common into which each such share of Convertible Preferred could be converted. As of the time of execution of the Voting Agreements each share of Convertible Preferred was convertible into 2 shares of Common and there were 10,338,768 shares of Common and 1,500,000 shares of Convertible Preferred outstanding. Therefore, at the time of execution of the Voting Agreements CytRx gained the right to direct 2,092,608 out of 13,338,768 (15.7%) of the votes that could be cast with respect to the transactions contemplated by the Merger Agreement by the holders of Common and the holders of Convertible Preferred

                             (Page 3 of 83 Pages)

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voting together as a single class.  CytRx Corporation does not have any pecuniary interest in such shares and, therefore, disclaims beneficial ownership thereof.

   The Voting Agreements provide that they will terminate upon the first to occur of (i) the closing of the transactions contemplated by the Merger Agreement, or (ii) the date on which the Merger Agreement is terminated in accordance with its terms; provided that if prior to termination of the Merger Agreement the approval of the shareholders of Zynaxis to the transaction shall not have been obtained or any person shall have made a proposal competing with the transactions contemplated by the Merger Agreement, then, for a period of one year following termination of the Merger Agreement the agreement to vote the shares subject to the Voting Agreements in favor of the transactions contemplated by the Merger Agreement shall continue in full force and effect.

   The Merger Agreement provides, among other things, for the merger of Vaxcel Merger Sub with and into Zynaxis (the "Merger"). Upon consummation of the Merger, which is subject to the approval of Zynaxis shareholders and the satisfaction or waiver of various other terms and conditions, each share of Common (excluding shares held by Zynaxis or CytRx or any of their subsidiaries, and excluding shares held by Zynaxis shareholders who perfect their statutory dissenters' rights or objection rights under Section 2545 of the Pennsylvania Business Corporation Law) issued and outstanding shall be converted into and exchanged for the right to receive a number of shares of the common stock, $.001 par value per share, of Vaxcel ("Vaxcel Common Stock") equal to the "Exchange Ratio" (as defined in the Merger Agreement) and each share of Convertible Preferred (excluding shares held by Zynaxis or CytRx or any of their subsidiaries, and excluding shares held by Zynaxis shareholders who perfect their statutory dissenters' rights or objection rights under Section 2545 of the Pennsylvania Business Corporation Law) issued and outstanding shall be converted into and exchanged for the right to receive a number of shares of Vaxcel Common Stock equal to two times the Exchange Ratio. As a result of the Merger, Zynaxis will become a wholly-owned subsidiary of Vaxcel and the current shareholders of Zynaxis would own 12.5% of the outstanding Vaxcel Common Stock, which will be registered under the Securities Exchange Act of 1934, as amended, and is intended to be listed on the Nasdaq SmallCap Market. CytRx will own the other 87.5% of outstanding Vaxcel Common Stock.

   Certain holders of shares of Convertible Preferred, warrants and convertible promissory notes issued by Zynaxis have entered into agreements consenting to the transactions contemplated by the Merger Agreement and agreeing to accept shares of Vaxcel Common Stock in exchange for their convertible notes. These agreements, copies of which are attached as Exhibits 6 and 7 to this filing, are incorporated in this Item 4 by this reference.

   In connection with the Merger, CytRx will be issued a warrant exercisable to purchase shares of Vaxcel Common Stock at a discount price if an additional investment by CytRx is required in order for Vaxcel to satisfy Nasdaq SmallCap Market quantitative inclusion requirements. This warrant, a copy of which is attached as Exhibit 2 to this filing, is incorporated in this Item 4 by this reference.

   Also in connection with the Merger, the officers and directors of Zynaxis will be replaced with officers and directors specified in the Merger Agreement, the Common will be delisted from the Nasdaq SmallCap Market, and the Common will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. The Merger Agreement provides that at the shareholder meeting being held to approve the transactions contemplated by the Merger Agreement, the shareholders of Zynaxis will be asked to approve an amendment to the articles of incorporation of Zynaxis that would provide that Subchapter 25E (relating to control transactions) will not apply to the Merger. A

                             (Page 4 of 83 Pages)
copy of the form of the proposed amendment is attached as Exhibit 4 to this filing and is incorporated in this Item 4 by this reference.

   In connection with transactions contemplated by the Merger Agreement, the Board of Directors of Zynaxis has approved the sale of substantially all of the assets and the settlement of all of the liabilities of Zynaxis for prices and amounts set forth in exhibits to a liquidation agreement entered into in connection with the execution and delivery of the Merger Agreement (the "Liquidation Agreement"). Pursuant to the Liquidation Agreement, CytRx will serve as Zynaxis's agent in the attempt to sell substantially all of the assets and settle all of the liabilities of Zynaxis. A copy of the Liquidation Agreement is attached as Exhibit 5 to this filing, and is incorporated in this
Item 4 by this reference.

   In order to provide Zynaxis with funds that it will need in order to continue to operate until the closing of the Merger, CytRx extended a secured loan to Zynaxis in connection with the execution and delivery of the Merger Agreement.

Item 5.  Interest in Securities of the Issuer.

   The 2,092,608 votes of which CytRx has the sole power to direct the casting pursuant to the Voting Agreements are equal to approximately 15.7% of the votes that could be cast by the holders of all outstanding shares of Common and Convertible Preferred voting together as a single class, based on the 10,338,768 shares of Common and 1,500,000 shares of Convertible Preferred issued and outstanding on December 6, 1996.

   CytRx expressly disclaims any beneficial ownership of the shares of Common and Convertible Preferred subject to the Voting Agreements. CytRx has no sole or shared power to dispose or to direct the disposition of any of the shares of Common or Convertible Preferred subject to the Voting Agreements.

   Other than as set forth in this Item 5, to the best of CytRx's knowledge (i) neither CytRx nor any subsidiary or affiliate of CytRx or any of its or their executive officers or directors, beneficially owns any shares of Common or Convertible Preferred, and (ii) there have been no transactions in the shares of Common or Convertible Preferred effected during the past 60 days by CytRx, nor to the best of CytRx's knowledge, by any subsidiary or affiliate of CytRx or any of its or their executive officers or directors.

   The Voting Agreements, copies of which are attached to this filing and are incorporated in this Item 5 by this reference, provide more detailed information as to the nature of CytRx's interest in the securities of Zynaxis.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities to the Issuer.

   Other than the agreements discussed above in Item 4, to the best of CytRx's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of Zynaxis.

Item 7. Material to be Filed as Exhibits.

1.   Supplement to Item 2.

                             (Page 5 of 83 Pages)

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2.   Agreement and Plan of Merger and Contribution dated December 6, 1996 by and among CytRx, Vaxcel, Vaxcel Merger Sub and Zynaxis (Filed as Exhibit 2.1 to Report on Form 8-K filed by CytRx (Commission File No. 000-15327) on December 6, 1996 and incorporated herein by reference)

3.   Warrant Agreement.

4.   Form of Proposed Amendment to Articles of Incorporation of Zynaxis.

5.   Liquidation Agreement.

6.   Note Exchange Agreement.

7.   Preferred Stock and Warrant Agreement.

8.   Shareholder Voting Agreements.


                             (Page 6 of 83 Pages)

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SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CYTRX CORPORATION


Date: December 13, 1996                By:    /s/ Mark W. Reynolds
                                       Name:  Mark W. ReynoldS
                                       Title: Controller
                                              Chief Financial Officer


                             (Page 7 of 83 Pages)

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                               INDEX TO EXHIBITS

Exhibit   Description

1.        Supplement to Item 2.

2. Agreement and Plan of Merger and Contribution dated December 6, 1996 by and among CytRx, Vaxcel, Vaxcel Merger Sub and Zynaxis (Filed as
          Exhibit 2.1 to Report on Form 8-K filed by CytRx (Commission File No. 000-15327) on December 6, 1996 and incorporated herein by reference)

3.        Warrant Agreement.

4.        Form of Proposed Amendment to Articles of Incorporation of Zynaxis.

5.        Liquidation Agreement.

6.        Note Exchange Agreement.

7.        Preferred Stock and Warrant Agreement.

8.        Shareholder Voting Agreements.


                             (Page 8 of 83 Pages)